United States







Securities and Exchange Commission







Washington, DC 20549





SCHEDULE 13G





Under the Securities Exchange Act of 1934

 (Amendment No. __________)





Name of Issuer:   Unifab International Inc.







Title of Class of Securities: Common Stock





CUSIP Number:  90467L100







 (A fee is not required only if the filing person;

 (1) has a previous statement on file reporting

beneficial ownership of more than five percent of

the class of securities described in Item 1;

and (2) has filed no amendment subsequent thereto

reporting beneficial ownership of five percent or

less or such class.) (See Rule 13d-7.





1.	Name of Reporting Person





Kalmar Investments Inc.

51-0261641



2. Check the appropriate line if a member of a group.

(a) __________    (b)__________



3. SEC USE ONLY



4.Citizenship or place of Organization:



	Barley Mill House

	3701 Kennett Pike

	Greenville, DE 19807



Number of	   5.	Sole Voting Power -0-

Shares

Beneficially   6.	Shared Voting Power  -0-

Owned by each

Reporting person	 7. Sole Dispositive Power  -299,700-

with

			 8. Shared Dispositive Power -0-





9. Aggregate amount beneficially owned by each

reporting person:  -299,700-



10. Check line ___________if the aggregate amount

in Row (9) excludes certain shares*



11. Percent of Class represented by amount

in Row 9:    -5.97-



12.  Type of Reporting Person: IA



Item 1.



(a)Issuer:  Unifab International Inc.

 (b) Address of Issuer's Principal Executive Offices:



	5007 Port Road

	New Iberia, LA 70562



Item 2.





(a) Name of Person Filing: Kalmar Investments Inc.

 (b) Address of Principal Business Office:



	3701 Kennett Pike,

	Greenville, DE  19807



(c) Citizenship: USA

 (d) Title of Class of Securities:Common Stock

 (e)  CUSIP Number:    90467L100



Item 3. If this statement if filed pursuant to

Rule 13d-1(b), or 13d-2(b), check whether the

person filing is:



(a)___ Broker or Dealer registered under

Section 15 of the Act

 (b)___ Bank as defined in section 3(a)(6)of the Act

 (c)___ Insurance Company as defined in section

3(a)(19) of the Act

 (d)___ Investment Company registered under section 8

of the Investment Company Act

 (e)__X Investment Adviser registered under section 203

of the Investment Advisers Act of 1940

 (f)___ Employee Benefit Plan, Pension Fund which is

subject to the provisions of the Employee

Retirement Income Security Act of 1974 or

Endowment Fund

 (g)___Parent Holding company,in accordance with

240.13d-1(b)(ii)(G)Note: See Item 7

 (h)Group, in accordance with 240.13d-1(b)(1)(ii)(H)



Item 4. Ownership



(a) Amount Beneficially Owned: -299,700

 (b) Percent of Class:   -5.97%

 (c) number of shares as to which such person has:



 (i) sole power to vote or to direct the vote:

 (ii) shared power to vote or to direct the vote:

 (iii)sole power to dispose or to direct the

disposition of:  -299,700-

 (iv) shared power to dispose or to direct

the disposition of:



Item 10.  Certification



The following certification shall be included if

the statement if filed pursuant to Rule 13d-1(b):

I certify below that, to be best of my knowledge

and belief, the securities referred to above were

acquired in the ordinary course of business and

were not acquired for the purpose of and do not

have the effect of changing or influencing the

control of the issuer of such securities and were

not acquired in connection with or as a participant

in any transaction having such purposes or effect.



After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information set forth in

this statement is true, complete and correct.